FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2010

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒                    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐                    No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

Quarterly Report for the Period Ending

September 30, 2010

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Quarterly report for the period ended September 30, 2010 of Videotron Ltd.

QUARTERLY REPORT

2010 FISCAL YEAR

VIDEOTRON LTD

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine-month Period

January 1, 2010 – September 30, 2010

November 12, 2010

VIDEOTRON LTD.

Interim Consolidated Financial Statements

For the three-month and nine-month periods ended September 30, 2010

(unaudited)

MANAGEMENT DISCUSSION AND ANALYSIS

COMPANY PROFILE

Videotron Ltd. (the “Company”) is a wholly-owned subsidiary of Quebecor Media Inc. (the parent company) and is a subsidiary of Quebecor Inc. (the ultimate parent company). The Company offers television distribution, Internet, business solutions, cable and mobile telephony services in Canada and operates in the rental of movies or televisual products through its Video-On-Demand service or its distribution and rental stores.

The following Management Discussion and Analysis covers the main activities in the third quarter of 2010 and the major changes from the last financial year. The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and all amounts are in Canadian dollars unless otherwise indicated. For a discussion of the principal differences between Canadian GAAP and the generally accepted accounting principles in the United States (“US GAAP”) as they relate to our financial statements, see Note 11 to our unaudited consolidated financial statements for the three-month and nine-month periods ended September 30, 2010. This Management Discussion and Analysis should be read in conjunction with the information in the Annual Report of the Company for the financial year ended December 31, 2009 (Form 20F), which is available on the Web site of the U.S. Securities and Exchange Commission at www.sec.gov.

HIGHLIGHTS SINCE JUNE 30, 2010

•

Once again, we continued to register growth, posting steady customer base increases for all our four products in the third quarter of 2010. Our revenues increased by 9.6% compared with the same quarter last year to $551.7 million. As a result, operating income totalled $260.6 million, an increase of 10.6% compared with the third quarter of 2009, reflecting a steady increase in our revenues and customer base, while controlling our direct costs and operating expenses.

•

On September 9, 2010, we successfully launched our HSPA+ mobile communication network (3G+) to customers in the greater Montréal and Québec City areas, and in some municipalities in between. Customers in the Sherbrooke, Mauricie, Sainte-Hyacinthe and Beloeil areas will be able to sign up for service in October 2010. Service will be rolled out to Mont-Tremblant, Drummondville and Victoriaville by year end, thereafter making it available to the bulk of Québec’s population. We expect to be able to serve almost our entire potential customer base by the end of Q1 2011, including the Saguenay/Lac St-Jean region at the beginning of the year and Gatineau/Ottawa in the spring. As of September 30, 2010, three weeks after launching our advanced mobile services, 21,900 lines had been activated on our 3G+ network, including 10,900 new lines and 11,000 migrations from our Mobile Virtual Network Operator (“MVNO”) services.

•

As part of our 3G+ services, customers also have access to the Videotron’s mobile shop, offering content from various Television and Galaxie channels, as well as other digital items such as music, ringtones, wallpapers and games. illico mobile also includes features available on illico web such as remote programming of the customer’s personal video recorder (PVR).

•

On September 22, 2010, we launched our Ultimate Speed Internet 120TM (TGV 120) high-speed Internet access service, offering to residents of the Québec City area the fastest speed in Canada. The service was initially offered to nearly 80% of the greater Québec City area, representing approximately 310,000 households and businesses. The service will be accessible throughout the entire Québec City area by December 31, 2010, and will then be gradually rolled out to other parts of Videotron’s service area. Ultimate Speed Internet 120TM supports download speeds of 120 mbps and upload speeds of 20 mbps and offers a download limit of 170 GB and an upload limit of 30 GB. The new service complements Videotron’s existing line-up of Ultimate Speed offerings.

MANAGEMENT DISCUSSION AND ANALYSIS

NON-GAAP FINANCIAL MEASURES

We use certain supplemental financial measures that are not calculated in accordance with, or recognized by Canadian GAAP or US GAAP to assess our financial performance. We use non-GAAP financial measures, such as operating income and average monthly revenue per user (“ARPU”), because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this quarterly report may not be comparable to other similarly titled measures disclosed by other companies.

Operating Income

We define operating income, reconciled to net income under Canadian GAAP, as net income before amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring expenses and other items, income taxes and non-controlling interest. Operating income margin is operating income as a percentage of operating revenues. Operating income, and ratios using this measure, are not intended to be regarded as an alternative to other financial operating performance measures, or to the statement of cash flows as a measure of liquidity. Operating income is not intended to represent funds available for debt service, reinvestment, distributions of dividends, or other discretionary uses, and should not be considered in isolation from, or as a substitute for, our financial information reported under Canadian GAAP and US GAAP. We use operating income because we believe that it is a meaningful measure of performance since operating income excludes, among other things, certain non-cash items and items that are not readily comparable from year to year. Operating income is also commonly used in the sector in which we operate, as well as by the investment community to analyze and compare companies in our fields of activity. Operating income has limitations as an analytical tool, including:

•

although amortization is a non-cash charge, the assets being amortized will often have to be replaced in the future, and operating income does not reflect cash requirements for such capital expenditures;

•	it does not reflect income tax expense or the cash necessary to pay income taxes;
•	it does not reflect financial expenses or the cash necessary to pay financial expenses; and
•	it does not include the gain and loss of using financial instruments.

It should be noted that our definition of operating income may not be identical to similarly titled measures reported by other companies, limiting its usefulness as a comparative measure. We provide a reconciliation of operating income to net income as disclosed in our consolidated financial statements in Table 1 below.

Table 1

Reconciliation between the operating income measure used in this report and the net income measure used in the interim consolidated financial statements

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Operating Income	$260.6	$235.7	$776.3	$692.0
Less:
Amortization	70.4	59.8	200.0	177.3
Financial expenses	26.0	21.3	84.3	54.5
Gain on valuation and translation of financial instruments	(56.6)	(20.9)	(53.7)	(42.0)
Restructuring expenses and other items	14.9	0.1	12.0	(1.7)
Income taxes	48.1	27.0	111.3	63.0
Non-controlling interest	0.1	(0.1)	0.1	0.1
Net Income	$157.7	$148.5	$422.3	$440.8

MANAGEMENT DISCUSSION AND ANALYSIS

Average Monthly Revenue per User

ARPU is an industry metric that we use to measure our cable television, Internet access, cable and mobile telephony revenues per month per average basic cable customer. ARPU is not a measurement that is consistent with Canadian GAAP or US GAAP and our definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. We calculate our combined ARPU by dividing our combined cable television, Internet access, cable and mobile telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period. Specific ARPU for each of our four lines of services is calculated by dividing the revenue generated from those subscribers by the average number of subscribers during the period, and then dividing the resulting amount by the number of months in the applicable period.

2010/2009 THIRD QUARTER COMPARISON

Revenues: $551.7 million, an increase of $48.3 million (9.6%).

•

Combined revenues from all cable television services increased by $20.5 million (9.4%) to $239.3 million. This growth was primarily due to the continuing migration of our customers from analog to digital services, an increase in subscribers to our High Definition packages, an increase in Video-on-Demand services, price increases implemented in March 2010, and the revenue related to the chargeback of the additional levy of 1.5% of gross cable television service revenue imposed by the Canadian Radio-television and Telecommunications Commission (“CRTC”) to finance the new Local Programming Improvement Fund (“LPIF”) for the benefit of conventional television broadcasters operating local stations in Canada. These increases were partially offset by higher bundling discounts due to the increase in Internet and cable telephony customers. ARPU from our cable television services increased from $41.76 in the third quarter of 2009 to $44.53 in the same period of 2010.

•

Revenues from Internet access services increased by $16.3 million (11.2%) to $160.9 million. The improvement was mainly due to an increase in the average number of cable Internet customers, along with increased revenues from usage of bandwidth exceeding limits stipulated in our customers’ contracts, migration of our customers to more expensive packages, and price increases implemented in March 2010. ARPU from our Internet services increased from $42.58 in 2009 to $43.91 in 2010.

•

Revenues from cable telephony services increased by $12.4 million (13.6%) to $103.3 million, essentially due to customer growth. In the third quarter ended September 30, 2010, ARPU from our cable telephony services reached $31.78 compared to $31.63 for the same period last year. This increase was mainly due to higher revenues per user from our small businesses customers’ base, and the chargeback of 911 fees that started in late 2009, partially offset by a decrease in long distance revenues.

•

Revenues from mobile telephony services increased by $1.4 million (13.1%) to $12.5 million, essentially due to customer growth over the last twelve months and following the commercial launch of our 3G+ network on September 9, 2010. In the third quarter ended September 30, 2010, blended ARPU from our mobile telephony services remained relatively stable at $47.75 compared with $47.91 in 2009. As of September 30, 2010, the commercial launch of our 3G+ network three weeks before the end of the quarter made no significant impact on our ARPU, even though approximately 32% of our 3G+ clients, new or migrating from our MVNO services, opted for Smartphones.

•	Revenues from business solutions slightly increased to $15.1 million, compared with $14.6 million in 2009.

•

Revenues of Le SuperClub Vidéotron ltée decreased by $0.8 million (-12.9%) to $5.6 million, primarily because of the franchising of corporate stores and some store closings, partly offset by an increase in royalty revenues. However, the operating margin of this subsidiary in the third quarter of 2010 significantly increased to $5.1 million, versus $3.0 million for the same period in 2009.

MANAGEMENT DISCUSSION AND ANALYSIS

•

Other revenues, which mainly include the sale of equipment to customers, decreased by $1.9 million (-11.3%) to $15.0 million compared to $16.9 million in 2009 due to the decrease of illico digital terminals sold and higher discounts on mobile equipment sales.

Monthly combined ARPU: $96.04, compared with $88.85 in the same quarter of 2009, an increase of $7.19 (8.1%), mostly due to the increase of our customers subscribing to two or more services, migration of our customers to more expensive packages in television and cable Internet services, and price increases.

Customer statistics

Cable television – The combined customer base for cable television services increased by 20,500 (1.2%) in the third quarter of 2010 (compared with an increase of 27,100 in the same quarter of 2009), and increased by 42,300 (2.4%) in the 12-month period ended September 30, 2010 (see Table 2). As of September 30, 2010, our cable network had a household penetration rate (number of subscribers as a proportion of 2,603,700 total homes passed as of the end of September 2010) of 69.2% versus 68.4% a year earlier.

•

Our illico Digital TV service subscribers’ base stood at 1,182,300 as of the end of the third quarter of 2010, an increase of 40,300 or 3.5% during the quarter (compared with an increase of 52,100 in the third quarter of 2009) and a year-over-year increase of 139,900 (13.4%). As of September 30, 2010, our illico Digital TV service exhibited a household penetration rate of 45.4%, compared with 40.5% a year earlier. As of September 30, 2010, 65.6% of our cable television customer base subscribed to our digital services, compared with 59.2% a year ago.

•

Our customer base for analog cable television services decreased by 19,800 (-3.1%) in the third quarter of 2010 (compared with a decrease of 25,000 customers in the same quarter of 2009) and by 97,600 (-13.6%) over a one-year period, primarily as a result of customer migration to our illico Digital TV service.

Internet access – Our cable Internet services customer base reached 1,233,800 as of the end of the third quarter of 2010, an increase of 32,100 (2.7%) for the period (compared with an increase of 35,500 in the third quarter of 2009) and an increase of 88,400 (7.7%) since the end of the third quarter of 2009 (see Table 2). As of September 30, 2010, cable Internet services exhibited a household penetration rate of 47.4%, compared with 44.5% as of September 30, 2009.

Cable telephony – Our cable telephony services subscribers’ base reached 1,098,100 as of the end of the third quarter of 2010, an increase of 32,800 (3.1%) for the period (compared with an increase of 44,300 in the third quarter of 2009) and an increase of 119,000 (12.2%) since the end of the third quarter of 2009 (see Table 2). As of September 30, 2010, the cable telephone service exhibited a household penetration rate of 42.2%, compared with 38.0% as of September 30, 2009.

Mobile telephony – As of September 30, 2010, there were 95,400 lines activated to our combined mobile telephony services (an increase of 8,400 (9.7%) for the period (compared with an increase of 6,300 in the third quarter of 2009) and an increase of 15,600 (19.5%) from the end of the third quarter of 2009. Starting July 1, 2010, we voluntarily stopped activating MVNO service lines as our 3G+ commercial launch was imminent. Following the launch of our 3G+ network on September 9, 2010, 11,000 lines were migrated from our MVNO service to our 3G+ network, and 10,900 new lines were activated to new customers.

MANAGEMENT DISCUSSION AND ANALYSIS

Table 2

End-of-quarter customer numbers

(in thousands of customers)

	Sept. 10	June 10	March 10	Dec 09	Sept 09	June 09
Cable television
Analog	619.7	639.5	665.6	692.9	717.3	742.3
Digital	1,182.3	1,142.0	1,119.9	1,084.1	1,042.4	990.3
Total cable television	1,802.0	1,781.5	1,785.5	1,777.0	1,759.7	1,732.6
Cable Internet	1,233.8	1,201.7	1,191.6	1,170.6	1,145.4	1,109.9
Cable telephony	1,098.1	1,065.3	1,043.0	1,014.0	979.1	934.8
Mobile telephony	95.4	87.0	85.3	82.8	79.8	73.5

Operating income: $260.6 million in the third quarter of 2010, an increase of $24.9 million (10.6%) over the same period last year.

•	The increase was primarily due to:

•	combined customer growth;

•	migration of our customers to more expensive packages, higher usage revenues in cable Internet services and Video-on-Demand; and

•	price increases in our cable television services and cable Internet services.

Partially offset by:

•	higher bundling discounts;

•	increase in our call centre expenses, marketing and rent expenses, and network maintenance to support our growth;

•

initial costs related to the deployment and launch of our 3G+ network, mainly composed of a cost of acquisition of $505 per new subscriber connection (including direct sales, call centre, advertising and marketing expenses, and subsidies on mobile telephony devices.); and

•	increase in management fees paid to our parent company.

Operating margin (operating income as a percentage of revenues): 47.2% in the third quarter of 2010, compared with 46.8% in the same period of the previous year. This increase is mostly due to the fact that our revenues are growing at a faster pace than our expenses, in part because of an increase in our customers subscribing to two or more services. As of September 30, 2010, 72% of our customers were bundling two services or more, compared with 68% a year ago.

Amortization charges: $70.4 million, an increase of $10.6 million.

•

The increase was mainly due to the increase in the acquisition of fixed and intangible assets in recent months, mostly related to telephony and cable Internet services and the modernization of our network, and by the amortization of our 3G+ network licences following the launch of our new 3G+ services on September 9, 2010.

Financial expenses: $26.0 million, an increase of $4.7 million.

•	The increase was mainly due to:

•	An increase of $6.0 million in interest on long-term debt due to higher indebtedness.

MANAGEMENT DISCUSSION AND ANALYSIS

Partially offset by:

•

an additional amount of $1.5 million recorded in the third quarter of 2010, compared with the same period last year, in interest now capitalized to the cost of fixed and intangible assets, reflecting the larger proportion of our long-term debt attributed to investments in our 3G+ network; and

•	a $0.8 million gain in the third quarter of 2010 (compared with a gain of $0.6 million in the same period in 2009) on foreign currency translation of short-term monetary items.

•	The increase in indebtedness is due to the issuance on January 13, 2010 of $300.0 million in aggregate principal amount of Senior Notes.

Valuation and translation of financial instruments: a gain of $56.6 million, compared with a $20.9 million gain last year, related to changes in fair value of financial instruments, including embedded derivatives, due to changing interest yield curves.

Restructuring expenses and other items: $14.9 million compared with $0.1 million in the same period of 2009. This increase is mainly explained by a charge of $10.0 million, payable in March 2011, for the termination of its Mobile Virtual Network Operator (“MVNO”) agreement and a charge of $4.9 million for the migration of its existing MVNO subscribers to its new network. The Company expects to incur migration costs until the full migration of its existing MVNO customers to its 3G+ network.

Income tax expense: $48.1 million (effective tax rate of 23.4%), compared with $27.0 million in the same period of 2009 (effective tax rate of 15.4%).

•	The increase of $21.1 million was mainly due to:

•	$7.3 million related to an increase in taxable income;

•	$6.9 million related to a decrease in non-taxable dividends from our parent company;

•	$4.2 million due to other non-taxable items or items deductible at a lower rate; and

•	$3.4 million related to changes in the valuation allowance in 2009.

Partially offset by a variance of:

•	$0.7 million due to other items.

Net income: $157.7 million, an increase of $9.2 million (6.2%).

•	The increase was mainly due to:

•	$24.9 million increase in operating income; and

•	$35.7 million positive variance in the gain on valuation and translation of financial instruments;

Partially offset by:

•	$4.7 million increase in financial expenses;

•	$10.6 million increase in the amortization charges;

•	$21.1 million increase in income taxes; and

•	$14.8 million increase in restructuring expenses and other items.

MANAGEMENT DISCUSSION AND ANALYSIS

2010/2009 YEAR-TO-DATE COMPARISON

Revenues: $1,623.1 million, an increase of $154.8 million (10.5%).

•

Combined revenues from all cable television services increased by $57.9 million (9.0%) to $704.7 million. This growth was primarily due to an increase in the average number of basic cable customers, the continuing migration of our customers from analog to digital services, an increase in subscribers to our High Definition packages, price increases implemented in March 2009 and March 2010, and the revenue related to the chargeback of the additional levy of 1.5% of gross cable television service revenue imposed by CRTC in order to finance the new LPIF for the benefit of conventional television broadcasters operating local stations in Canada. These increases were partially offset by higher bundling discounts due to the increase in cable Internet and cable telephony customers.

•

Revenues from Internet services increased by $56.1 million (13.3%) to $478.0 million. The improvement was mainly due to an increase in the average number of cable Internet customers, along with increased revenues from usage of bandwidth exceeding the limits stipulated in our customers’ contracts, and price increases implemented in March 2009 and March 2010.

•

Revenues from cable telephony services increased by $43.5 million (16.8%) to $303.0 million. This increase was mainly due to customer growth, the chargeback of 911 fees that started in late 2009 and higher revenues per user in our small businesses customer base, partially offset by a decrease in long distance revenues.

•	Revenues from mobile telephony services increased by $6.2 million (20.6%) to $36.3 million, due to customer growth.

•	Revenues from business solutions remained stable at $43.7 million.

•

Revenues of Le SuperClub Vidéotron ltée decreased by $7.7 million (-31.4%) to $16.8 million, primarily due to the franchising of corporate stores and some store closings, partly offset by an increase in royalty revenues. However, the operating margin of this subsidiary in the first nine months of 2010 increased significantly to $15.2 million compared with $5.4 million in the same period in 2009.

•	Other revenues, which mainly include the sale of equipment to customers, decreased by $1.1 million (-2.6%) to $40.7 million.

Monthly combined ARPU: $94.68, compared with $87.04 in the same period of 2009, an increase of $7.64 (8.8%), mostly because of an increase in the percentage of our customers subscribing to two or more services, migration of our customers to more expensive packages in television and cable Internet services, and price increases.

Operating income: $776.3 million, an increase of $84.3 million (12.2%).

•	The increase was primarily due to:

•	combined customer growth;

•	migration of our customers to more expensive packages and higher usage revenues in cable Internet services and Video-on-Demand; and

•	price increases in our cable television services and cable Internet services.

Partially offset by:

•	higher bundling discounts;

•	increase in our call centre expenses, rent expenses and network maintenance to support our growth;

•

initial costs related to the deployment and launch of our 3G+ network, mainly composed of a cost of acquisition of $505 per new subscriber connection (including direct sales, call centre, advertising and marketing expenses, and subsidies on mobile telephony devices.)

MANAGEMENT DISCUSSION AND ANALYSIS

•	increase in our management fees; and

•	non-recurring gains of $7.4 million recorded in the first quarter of 2009.

Operating margin (operating income as a percentage of revenues): 47.8% in the first nine months of 2010, compared with 47.1% in the same period of the previous year.

Amortization charge: $200.0 million, an increase of $22.7 million.

•

The increase was mainly due to an increase in the acquisition of fixed and intangible assets in recent months, mostly related to telephony and cable Internet services and the modernization of our network, and by the amortization of our 3G+ network licences since the launch of our new 3G+ services on September 9, 2010.

Financial expenses: $84.3 million, an increase of $29.8 million.

•	The increase was mainly due to:

•	an increase of $19.0 million in interest on long-term debt due to higher indebtedness; and

•	a $4.9 million loss in the first nine months of 2010 (gain of $8.9 million in the same period in 2009) on foreign currency translation of short-term monetary items.

Partially offset by:

•

an additional amount of $5.8 million in the first nine months of 2010, compared with the same period last year, in interest capitalized to the cost of fixed and intangible assets, reflecting the larger proportion of our long-term debt attributed to investments in our 3G+ network.

•	The increase in indebtedness is due to the issuance, on March 5, 2009 and on January 13, 2010 of respectively, US $260.0 million and $300.0 million in aggregate principal amount of Senior Notes.

Gain on valuation and translation of financial instruments: a gain of $53.7 million compared with a gain of $42.0 million in the first nine months of 2009. This favourable variance of $11.7 million is related to changes in fair value of financial instruments, mainly embedded derivatives due to changing yield curves.

Restructuring expenses and other items: $12.0 million expense compared with $1.7 million income in the same period of 2009. This unfavourable variance of $13.7 million is mainly explained by a charge of $10.0 million, payable in March 2011, for the termination of its Mobile Virtual Network Operator (“MVNO”) agreement and a charge of $4.9 million for the migration of its existing MVNO subscribers to its new network. Other items also include a net gain of $2.9 million primarily related to the sale of assets (a net gain of $1.7 million was recorded for the corresponding nine-month period in 2009).

Income tax expense: $111.3 million (effective tax rate of 20.9%), compared with $63.0 million in the same period of 2009 (effective tax rate of 12.5%).

•	The increase of $48.3 million is mainly due to:

•	$3.9 million related to an increase in taxable income taxable at domestic statutory tax rates;

•	$23.8 million related to a decrease in non-taxable dividends from our parent company;

•	$19.1 million due to other non-taxable items or items deductible at a lower rate;

•	$11.3 million in relation to the decrease in the recognition of a deferred tax credit; and

MANAGEMENT DISCUSSION AND ANALYSIS

•	$9.8 million due to changes in the valuation allowance in 2009.

Partially offset by:

•	$12.1 million reduction in future income tax liability in light of changes in tax audit matters and tax legislation; and

•	$7.6 million due to other items.

Net income: $422.4 million, a decrease of $18.4 million (-4.2%).

•	The decrease was mainly due to:

•	$22.7 million increase in amortization;

•	$29.8 million increase in financial expenses;

•	$13.7 million unfavourable variance for restructuring expenses and other items; and

•	$48.3 million increase in income taxes.

Partially offset by:

•	$84.3 million increase in operating income; and

•	$11.7 million favourable variance in the gain on valuation and translation of financial instruments.

CASH FLOWS AND FINANCIAL POSITION

Operating activities

Cash flows provided by operating activities: $256.1 million in the third quarter of 2010, compared with $259.4 million in the same quarter of 2009, a decrease of $3.3 million (-1.3%)

•	The decrease was mainly due to:

•	$14.9 million increase in the cash portion of restructuring expenses and other items;

•	$4.5 million increase in cash interest expense, including a $0.2 million decrease related to the impact of a favourable exchange rate variance on short-term monetary items; and

•

$8.4 million negative variance in non-cash balances related to operations, mainly due to a $11.5 million variance in inventories; a $7.0 million variation in prepaid expenses, offset by a $12.4 million variation in accounts payable.

Partially offset by:

•	$24.9 million increase in operating income.

For the nine-month period ended September 30, 2010, cash flows provided by operating activities were $665.6 million compared with $610.1 million for the same period in 2009, an increase of $55.5 million (9.1%).

•	The increase was mainly due to:

•	$84.3 million increase in operating income; and

•

$48.4 million favourable variance in non-cash balances related to operations, mainly due to a $31.6 million variation in income taxes payable, a $34.1 million variation in accounts payable, offset by a $19.7 million variation in inventories.

MANAGEMENT DISCUSSION AND ANALYSIS

Partially offset by:

•	$39.1 million variation in current income taxes in 2010;

•	$28.6 million increase in cash interest expense, including a $13.8 million increase related to the impact of an unfavourable exchange rate variance on short term monetary items; and

•	$12.0 million increase in the cash portion of restructuring expenses and other items.

Investing activities

Cash flows used in investing activities: $1,508.5 million in the third quarter of 2010, compared with $136.9 million in the same quarter of 2009, an increase of $1,371.6 million. The increase was mainly due to a $1.3 billion increase in the acquisition of shares of a company under common control for tax planning purposes.

For the nine-month period ended September 30, 2010, cash flows used in investing activities reached $1,806.5 million compared with $565.6 million for the same period in 2009, an increase of $1,240.9 million.

•	The increase was mainly due to:

•	the acquisition in 2010 of $1.3 billion of shares of a company under common control for tax planning purposes compared to $190 million in 2009;

•	increase of $151.7 million in 2010 in the acquisition of fixed assets; and

•	increase of $3.6 million in 2010 in the acquisition of intangible assets.

Partially offset by:

•	decrease of $30.0 million in temporary investments in 2010.

Additions to fixed and intangible assets: $209.6 million in the third quarter of 2010, compared with $137.8 million in the same quarter of 2009, an increase of $71.8 million (52.1%). In the first nine months of 2010, we added $542.0 million in fixed and intangible assets, compared with $386.7 million in the same period in 2009, an increase of $155.3 million (40.2%).

•	This growth was mainly due to investments in our 3G+ network, our telephony and cable Internet services and the modernization of our network.

AWS Network: On September 9, 2010, we successfully launched our HSPA+ mobile communication network (3G+) to customers in the greater Montréal and Québec City areas and are now able to offer mobile services to more than 70% of our customers. We are presently building sites that will allow us to continue the roll out of our mobile services to the rest of our cabled households and non-cabled areas. We are also working on the development of new mobile services and investing in our network capacity to support the growth of our customer base.

Videotron still intends to finance future cash outflows related to its 3G+ network through cash on hand, operating cash flows and, if needed, unused lines of credit.

Financing activities

Cash flows provided by financing activities: $1,275.0 million generated in the third quarter of 2010, compared with $33.1 million used in the same quarter of 2009. The $1,308.1 million increase was mainly due to the Company contracting a subordinated loan of $1.3 billion from Quebecor Media Inc. in 2010 for tax planning purposes compared with none in the same period in 2009.

MANAGEMENT DISCUSSION AND ANALYSIS

For the nine-month period ended September 30, 2010, cash flows generated by financing activities were $1,258.6 million compared with $116.0 million for the same period in 2009.

•	The $1,142.6 million increase in cash inflows was mainly due to:

•	the Company contracting a subordinated loan of $1.3 billion from Quebecor Media Inc. in 2010 for tax planning purposes, compared with $190.0 million in 2009; and

•	a variance of net borrowings under bank credit facility of $207.7 million in 2009, compared with none in 2010.

Partially offset by:

•	issuance of $325.5 million in long-term debt, net of financing fees in 2009, compared with $293.9 million in 2010; and

•	an increase of $147.0 million in cash distributions to our parent company, to $335.0 million in 2010 compared with $188.0 million in the same period in 2009.

Consolidated debt of Videotron increased by $224.9 million in the first nine months of 2010.

•	The increase was mainly due to :

•	issuance by Videotron on January 13, 2010 of $300.0 million in aggregate principal amount of Senior Notes for a net proceeds of $293.9 million (net of financing fees);

•	$17.6 million increase in debt related to the ineffective portion of fair value hedges and to embedded derivatives, due mainly to interest rate fluctuations; and

•	a net increase of $3.3 million in deferred financing costs.

Partially offset by:

•	adjustments of $55.2 million related to embedded derivatives; and

•	A $33.7 million favourable impact of exchange rate fluctuations, offset by an increase in the liability related to cross-currency swap agreements entered into under “derivative financial instruments.”

•

Liabilities related to derivative instruments totalled a net liability of $201.2 million as of September 30, 2010, compared with a net liability of $229.4 million as of December 31, 2009, a net favourable variance of $28.2 million. The variance was essentially due to the impact of exchange rate fluctuations on the fair value of derivative financial instruments and by the favourable impact of interest rate trends in Canada compared with the United States.

Financial Position as of September 30, 2010

Net liquidity available: $888.9 million for the Company and its wholly-owned subsidiaries, consisting of $266.6 million in cash and $622.3 million in available unused lines of credit.

MANAGEMENT DISCUSSION AND ANALYSIS

Consolidated debt: total of $1.82 billion as of September 30, 2010 compared with $1.59 billion as of December 31, 2009.

As of September 30, 2010, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter, based on borrowing levels as of that date, is as follows:

Table 3

Minimum principal amount on long-term debt

12 periods ending September 30

(in million of Canadian dollars)

2011	$0.0
2012	0.0
2013	0.0
2014	673.7
2015	0.0
2016 and thereafter	1,206.0

Total	$1,879.7

The weighted average term of Videotron’s consolidated debt was approximately 6.0 years as of September 30, 2010 (6.2 years as of December 31, 2009). The debt is comprised of approximately 76.7% of fixed rate debt (72.9% as of December 31, 2009) and 23.3% of floating rate debt (27.1% as of December 31, 2009).

Management believes that cash flow from continuing operating activities and available sources of financing should be sufficient to cover planned cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions, and dividends (or distributions). The Company believes it will be able to meet future debt payments, which are staggered over the coming years.

Pursuant to its financing agreements, the Company is required to maintain certain financial ratios and covenants. The key financial ratios listed in these agreements include a debt service coverage ratio and a debt ratio (long-term debt over operating income). At September 30, 2010, the Company was in compliance with all required financial ratios and covenants in its financing agreements.

MANAGEMENT DISCUSSION AND ANALYSIS

Contractual obligations

Material contractual obligations included principal repayment and interest on long-term debt, capital asset purchases, obligations related to financial instruments and other commitments. The Company entered into the following material contractual obligations in 2010:

•	On January 13, 2010, the Company issued $300.0 million in aggregate principal amount of Senior Notes.

		Payments Due by Period as of September 30, 2010
	Total	< 1 year	Less than 1-3 years	3-5 years	> 5 years
	(in million of dollars)
Contractual obligations:
6 7/8% Senior Notes due January 15, 2014	$673.7	$—	$—	$673.7	$—
6 3/8% Senior Notes due December 15, 2015	179.6	—	—	—	179.6
9 1/8% Senior Notes due April 15, 2018	726.4	—	—	—	726.4
7 1/8% Senior Notes due January 15, 2020	300.0	—	—	—	300.0
Interest payments [1]	979.7	113.5	307.5	240.4	318.3
Operating leases	231.9	31.8	48.6	36.1	115.4
Additions to fixed assets and other commitments	62.0	31.6	22.8	2.8	4.8
Derivative financial instruments [2]	250.0	—	—	158.9	91.1

Total contractual obligations	$3,403.3	$176.9	$378.9	$1,111.9	$1,735.6

1	Estimate of interest payable on long-term debt and bank indebtedness is based on the hedged and unhedged interest rates and hedged foreign exchange rate as at September 30, 2010.

2	Estimated future disbursements, net of receipts, related to derivative financial instruments used for foreign exchange hedging.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Instruments

Videotron uses a number of financial instruments, mainly cash and cash equivalents, trade receivables, temporary investments, bank indebtedness, trade payables, accrued liabilities, long-term debt and derivative financial instruments.

As of September 30, 2010, Videotron used derivative financial instruments to manage its exchange rate and interest rate exposure. The Company has entered into cross-currency interest rate swap arrangements to hedge the foreign currency risk exposure on the entirety of its U.S. dollar-denominated long-term debt and to manage the impact of interest rate fluctuations on some of its long-term debt.

Videotron has also entered into currency forward contracts in order to hedge, among other things, the planned purchase, in U.S. dollars, of digital set-top boxes, modems and other equipment, including equipment for the 3G+ network.

The Company does not hold or use any derivative financial instruments for trading purposes.

Certain cross-currency interest rate swaps entered into by Videotron and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement value.

The fair value of long-term debt and derivative financial instruments as of September 30, 2010 is shown in Table 4.

Table 4:

Fair value of derivative financial instruments

(in millions of Canadian dollars)

	September 30, 2010		December 31, 2009
	Carrying value	Fair value asset (liability)	Carrying value	Fair value asset (liability)
Long-term debt[1]	$(1,879.7)	$(2,012.5)	$(1,613.8)	$(1,688.7)
Derivative financial instruments:
Early settlement options	(85.2)	(85.2)	(30.5)	(30.5)
Foreign exchange forward contracts	(0.1)	(0.1)	(5.6)	(5.6)
Cross-currency interest swaps	(201.1)	(201.1)	(223.8)	(223.8)
[1]	The carrying value of long-term debt excludes adjustments to recorded changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives, or financing fees.

The fair value of long-term debt is estimated based on quoted market prices, when available, or on valuation models. When the Company uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

MANAGEMENT DISCUSSION AND ANALYSIS

The fair value of derivative financial instruments is estimated using the Company’s evaluation models, which project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors in observable external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of fair value of the derivative instruments by applying a premium for risk of credit default, estimated using a combination of observable and unobservable inputs in the market to the net exposure of the counterparty or of the Company.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs, including volatility and discount factors.

The loss (gain) on valuation and translation of financial instruments for the third quarter and first nine months of 2010 is summarized in Table 5.

Table 5

(Gain) loss on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
(Gain) loss on embedded derivatives	$(55.9)	$(18.5)	$(55.2)	$(28.3)
(Gain) loss on ineffective portion of fair value hedges	(0.7)	(2.4)	1.5	(13.7)
	$(56.6)	$(20.9)	$(53.7)	$(42.0)

Loss of $14.1 million and gain of $45.7 million were recorded under Other Comprehensive Income (loss) in the third quarter and first nine months of 2010, respectively, in relation to cash flow hedging relationships (gain of $0.2 million and loss of $9.1 million in 2009).

MANAGEMENT DISCUSSION AND ANALYSIS

Current changes in accounting policies under Canadian GAAP

Recent Accounting Developments in Canada

Beginning on January 1, 2011, Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to IFRS, as issued by the International Accounting Standards Board (“IASB”). For its 2011 interim and annual financial statements, the Company will be required to report under IFRS and to provide IFRS comparative information for the 2010 financial year.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. As part of the IFRS conversion project, the Company has designated an implementation team that includes a project manager, senior levels of management from all relevant departments and subsidiaries, and a steering committee to oversee the project. An external expert advisor has also been hired to assist.

Regular progress reporting to senior management and to the Audit Committee on the status of the IFRS conversion project has been established.

The conversion project consists of four phases.

“Diagnostic” Phase – This phase involved a detailed review and initial scoping of accounting differences between Canadian GAAP and IFRS, a preliminary evaluation of IFRS 1 exemptions for first-time IFRS adopters, and a high-level assessment of potential consequences on financial reporting, business processes, internal controls, and information systems.

“Design and Solutions Development” Phase – This phase involved prioritizing accounting treatment issues and preparing a conversion plan, quantifying the impact of converting to IFRS, reviewing and approving accounting policy choices, performing a detailed impact assessment and designing changes to systems and business processes, developing IFRS training material, and drafting IFRS financial statement content.

“Implementation” Phase – This phase involved embedding changes to systems, business processes and internal controls, determining the opening IFRS transition balance sheet and tax impacts, parallel accounting in 2010 under Canadian GAAP and IFRS, and preparing detailed reconciliations of Canadian GAAP to IFRS of the 2010 comparatives figures in the 2011 financial statements.

“Post-Implementation” Phase – This phase involves conversion assessment, evaluating improvements for a sustainable operational IFRS model, and testing the internal controls environment.

The Company has completed the diagnostic and the project design phases, has developed solutions for all of the important topics, and is executing its project implementation strategy. Comprehensive training has been given to key employees throughout the organization who will be affected by the changeover to IFRS, and progress on the Company’s changeover plan continues to be communicated to internal and external stakeholders.

Management has assessed the exemptions from full retrospective application available under IFRS 1, First-Time Adoption of International Financial Reporting Standards, and their potential impacts on the Company’s financial position.

MANAGEMENT DISCUSSION AND ANALYSIS

The significant transitional exemptions that the Company will elect and their related impacts in the opening balance sheet are as follows:

Exemption	Application of exemption
Business combinations	The Company will elect not to restate any business combinations that occurred prior to January 1, 2010. No impact is expected in the transitional balance sheet.
Employee benefits

On transition, the Company will elect to recognize immediately cumulative actuarial gains and losses arising from all of its defined benefit plans as at the transition date in opening retained earnings, with a corresponding increase in pension liabilities.

Borrowing costs

On transition, the Company will elect to capitalize borrowing costs as calculated under IFRS on qualifying assets prospectively beginning on the transition date. As a result, certain long-term asset balances and opening retained earnings will decrease in the transitional balance sheet.

In addition to the elective exemptions described above, IFRS does not permit the retrospective application of IFRS in the determination of prior period estimates and in the designation of hedging arrangements. As such, assumptions used to calculate estimates under Canadian GAAP will be used for the purpose of preparing the IFRS transitional balance sheet. In addition, hedge accounting will only be applied on transition to previously designated hedging relationships.

Management is in the process of completing the measurement of the expected material differences between IFRS and current accounting under Canadian GAAP. Differences in accounting policies adopted on and after transition to IFRS with respect to the recognition, measurement, presentation and disclosure of financial information, along with the related financial statement impacts, are expected to be in the following key accounting areas:

Key accounting area		Differences with potential impact for the Company
Presentation of financial statements (IAS 1)	•	Format variations and additional disclosures in the notes to financial statements are required under IFRS.
Property, plant and equipment (PPE) (IAS 16)	•	No capitalization of pre-operating losses incurred on certain built-to-suit assets prior to substantial completion.
•

As a result, PPE balances and opening retained earnings will be reduced by pre-operating losses previously capitalized under Canadian GAAP. Depreciation expense is also expected to be different under IFRS.

Impairment of assets (IAS 36)	•	Grouping of assets in cash generating units (CGUs) on the basis of independent cash inflows for impairment-testing purposes, using a discounted cash flow valuation method in a single-step approach.
	•	The change in methodology may result in additional asset impairments recognized on transition and in the future under IFRS compared with those recognized under Canadian GAAP.
	•	Goodwill is allocated to, and tested in conjunction with its related CGU or group of CGUs that benefit from collective synergies.
	•	Under certain circumstances, impairment previously taken (other than related to goodwill) is required to be reversed.
Income taxes (IAS 12)	•	Recognition and measurement criteria for deferred tax assets and liabilities may differ.
•

Subsequent changes to deferred income taxes in the balance sheet related to transactions previously recorded in equity or Other Comprehensive Income (“OCI”) are also recorded directly in equity or OCI under IFRS as compared to through earnings under Canadian GAAP.

	•	The opening balance sheet will also be adjusted for deferred tax consequences on IFRS differences arising from the conversion of other accounting standards.

MANAGEMENT DISCUSSION AND ANALYSIS

Key accounting area		Differences with potential impact for the Company
Employee benefits (IAS 19)	•

Immediate recognition of vested past service costs to opening retained earnings at transition and to income subsequent to transition, whereas under Canadian GAAP, vested or unvested past service costs are recognized linearly over the estimated average remaining service lifetime of participating employees.

•

After transition, the Company has chosen to recognize actuarial gains and losses as they occur in OCI, with no impact on income. Previously, under Canadian GAAP, actuarial gains and losses were amortized to income using the corridor method.

	•	This change in accounting policy will result in the recognition of pension costs potentially different than otherwise recognized under Canadian GAAP.
•

The limit to which a net benefit asset can be recognized under certain circumstances (“asset ceiling”) under IFRS is calculated differently, which may result in the recognition of additional liabilities and a decrease in opening retained earnings at transition and in other comprehensive income in future reporting periods.

Business combinations and minority interests (IFRS 3R)	•	Non-controlling interests are recorded at fair value at the date of acquisition and are presented as a separate component of shareholders’ equity.
•

Acquisition-related and restructuring costs expensed as incurred and contingent consideration recorded at its fair value on acquisition date; subsequent changes in fair value of a contingent consideration classified as a liability recognized in earnings.

	•	Changes in ownership interests in a subsidiary that do not result in a loss of control accounted for as equity transactions.
	•	These differences may result in prospective impacts to financial statement from transition on the occurrence of a future business acquisition.
Related party transactions	•	Recognition and measurement criteria for related party transactions may differ under IFRS.
	•	This will result in reclassifications within equity accounts in the opening balance sheet.
Share-based payment (IFRS 2)	•

Liabilities related to share-based payments made to employees that call for settlement in cash or other assets are recognized at fair value at the initial grant date and re-measured at fair value at the end of each subsequent reporting period, as opposed to at intrinsic value under Canadian GAAP. Each instalment is accounted for as a separate arrangement.

	•	This difference will increase other liabilities and compensation costs on transition and in subsequent reporting periods.
Provisions and contingencies (IAS 37)	•

A different threshold is used for the recognition of a contingent liability that could impact the timing of when a provision may be recorded. At transition, liabilities for contract termination penalties will be adjusted, with a corresponding effect on opening retained earnings.

Hedge accounting (IAS 39)	•

The criteria used under IFRS in the assessment of hedge effectiveness are generally consistent with those under Canadian GAAP, except for some differences in specific cases, including the consideration of non-performance risk in hedge effectiveness tests.

	•	On transition, the Company will continue applying hedge accounting to all of its hedging arrangements.
Intangible Assets (IAS 38)	•

Accumulated amortization recorded on intangible assets with indefinite useful lives prior to 2002 under Canadian GAAP shall be reversed on the retrospective application of IAS 38, which does not permit such amortization.

	•	On transition, the Company will reverse accumulated amortization on its broadcasting licences to opening retained earnings.

MANAGEMENT DISCUSSION AND ANALYSIS

Management has implemented a system to accommodate parallel recording of financial information in accordance with IFRS as at the transition date and for each of the 2010 financial periods to be presented as comparative figures in its 2011 IFRS financial statements. Accounting and budget processes have been adapted accordingly to embed conversion solutions in the financial reporting system in anticipation of the changeover date.

The effects on information technology, data systems, and internal controls have also been assessed, and the Company does not expect that significant modifications will be necessary on conversion. It has also analyzed the contractual and business implications of new policy choices on financing arrangements and similar obligations, and under the current circumstances, has not identified any contentious issues arising from the adoption of IFRS.

Additionally, the Company has finalized its IFRS financial statement format in accordance with IAS 1, Presentation of Financial Statements.

The Company continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue issuing new accounting standards. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all the applicable IFRS at the conversion date are known.

The Company’s IFRS conversion project is progressing according to schedule. As the project advances towards completion, the Company could alter its intentions and the milestones communicated at the time of reporting as a result of changes to international standards currently in development, or in light of new information or other external factors that could arise between now and when the changeover has been completed.

MANAGEMENT DISCUSSION AND ANALYSIS

Forward-looking statements

This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, business strategies and certain plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate, as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate, including competition from alternative means of programs and content transmission;

•

unanticipated higher capital spending required to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business;

•	our ability to successfully implement our business and operating strategies and manage our growth and expansion;

•	our ability to successfully pursue a strategy of operating a facilities-based mobile provider;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•

changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of our licences or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.

We remind you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in the Annual Report on Form 20F, included under the section “Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. We disclaim any obligation to update these statements unless applicable securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission (SEC).

VIDEOTRON LTD.

Interim Consolidated Statements of Income

(in thousands of Canadian dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Operating revenues:
Cable television	$239,271	$218,741	$704,693	$646,842
Internet	160,947	144,696	478,011	421,946
Cable Telephony	103,291	90,934	302,990	259,511
Mobile telephony	12,480	11,033	36,275	30,084
Business solutions	15,080	14,606	43,681	43,713
Video stores	5,625	6,458	16,765	24,424
Other	15,000	16,915	40,721	41,798
	551,694	503,383	1,623,136	1,468,318

Direct costs and operating expenses	291,088	267,699	846,805	776,324

Amortization	70,425	59,831	199,965	177,268

Financial expenses (note 2)	26,026	21,252	84,310	54,527

Gain on valuation and translation of financial instruments (note 3)	(56,612)	(20,914)	(53,736)	(41,987)

Restructuring expenses and other items (note 4)	14,936	83	12,014	(1,717)
Income before income taxes and non-controlling interest	205,831	175,432	533,778	503,903

Income taxes:
Current	(900)	(79)	41,091	1,991
Future	49,009	27,048	70,204	60,978
	48,109	26,969	111,295	62,969
	157,722	148,463	422,483	440,934
Non-controlling interest	32	(13)	96	156
Net income	$157,690	$148,476	$422,387	$440,778

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.

Interim Consolidated Statements of Comprehensive Income

(in thousands of Canadian dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009

Net income	$157,690	$148,476	$422,387	$440,778
Other comprehensive (loss) income:
(Loss) gain on valuation of derivative financial instruments	(14,102)	238	45,718	(9,072)
Future income taxes	4,138	9,616	(7,154)	18,649
	(9,964)	9,854	38,564	9,577
Comprehensive income	$147,726	$158,330	$460,951	$450,355

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.

Interim Consolidated Statements of Shareholder’s Equity

(in thousands of Canadian dollars)

(unaudited)

	Capital stock (note 8)	Contributed surplus	Retained earnings (Deficit)	Accumulated other comprehensive income (loss) (note 9)	Total shareholder’s equity

Balance as of December 31, 2008	$1	$503,155	$(72,882)	$(27,098)	$403,176

Net income	–	–	440,778	–	440,778

Conversion of contributed surplus (note 10)	–	(496,000)	496,000	–	–

Dividends	–	–	(188,000)	–	(188,000)

Other comprehensive income	–	–	–	9,577	9,577

Balance as of September 30, 2009	1	7,155	675,896	(17,521)	665,531

Net income	–	–	156,119	–	156,119

Dividends	–	–	(115,000)	–	(115,000)

Related party transaction	–	–	(70)	–	(70)

Other comprehensive loss	–	–	–	(5,311)	(5,311)

Balance as of December 31, 2009	1	7,155	716,945	(22,832)	701,269

Net income	–	–	422,387	–	422,387

Dividends	–	–	(335,000)	–	(335,000)

Other comprehensive income	–	–	–	38,564	38,564

Balance as of September 30, 2010	$1	$7,155	$804,332	$15,732	$827,220

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.

Interim Consolidated Statements of Cash Flows

(in thousands of Canadian dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Cash flows related to operating activities:
Net income	$157,690	$148,476	$422,387	$440,778
Adjustments for:
Amortization of fixed assets	60,546	55,849	181,369	166,144
Amortization of intangible assets and other assets	9,879	3,982	18,596	11,124
Gain on valuation and translation of financial instruments (note 3)	(56,612)	(20,914)	(53,736)	(41,987)
Amortization of financing costs and long-term debt premium or discount (note 2)	900	687	2,655	1,470
Future income taxes	49,009	27,048	70,204	60,978
Other	(388)	795	124	(4,020)
	221,024	215,923	641,599	634,487
Net change in non-cash balances related to operations	35,031	43,464	23,982	(24,428)
Cash flows provided by operating activities	256,055	259,387	665,581	610,059
Cash flows related to investing activities:
Additions to fixed assets	(186,186)	(114,016)	(469,680)	(317,956)
Additions to intangible assets	(23,412)	(23,765)	(72,322)	(68,760)
Acquisition of preferred shares of a company under common control (note 6)	(1,300,000)	–	(1,300,000)	(190,000)
Decrease in temporary investments	–	–	30,000	–
Other	1,129	833	5,491	11,164
Cash flows used in investing activities	(1,508,469)	(136,948)	(1,806,511)	(565,552)
Cash flows related to financing activities:
Net change in bank indebtedness	–	–	–	(3,613)
Net change under bank credit facility	–	–	–	(207,670)
Issuance of long-term debt, net of financing costs (note 7)	–	–	293,888	325,544
Issuance of subordinated loan from parent company (note 6)	1,300,000	–	1,300,000	190,000
Dividends	(25,000)	(33,000)	(335,000)	(188,000)
Other	–	(70)	(292)	(228)
Cash flows provided by (used in) financing activities	1,275,000	(33,070)	1,258,596	116,033
Net change in cash and cash equivalents	22,586	89,369	117,666	160,540
Cash and cash equivalents, beginning of period	245,389	71,171	150,309	–
Cash and cash equivalents, end of period	$267,975	$160,540	$267,975	$160,540

Non-cash investing activities:
Additions to fixed and intangible assets financed with accounts payable	$18,560	$(2,795)	$132,646	$49,172

Cash interest payments	$16,619	$17,180	$90,777	$80,945
Cash income tax payments (net of refunds)	1,096	152	4,398	419
Additions to intangible assets:
Internally generated	(12,529)	(8,999)	(36,344)	(27,870)
Externally acquired	(10,883)	(14,766)	(35,978)	(40,890)

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.

Interim Consolidated Balance Sheets

(in thousands of Canadian dollars)

(unaudited)

	September 30	December 31
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$267,975	$150,309
Temporary investments	–	30,000
Accounts receivable	183,830	185,726
Income taxes	434	255
Amounts receivable from affiliated companies	49,138	14,682
Inventories	53,320	38,938
Prepaid expenses	21,521	10,216
Future income taxes	6,766	12,305
	582,984	442,431

Investments (note 6)	2,560,000	1,260,000
Fixed assets	2,089,059	1,775,089
Intangible assets	781,238	731,944
Derivative financial instruments	13,106	3,077
Other assets	61,094	44,835
Future income taxes	763	859
Goodwill	432,374	432,374
	$6,520,618	$4,690,609

Liabilities and shareholder’s equity
Current liabilities:
Accounts payable and accrued charges	$411,634	$381,049
Amounts payable to affiliated companies	54,592	21,513
Deferred revenue	191,176	178,007
Income taxes	33,737	4,887
	691,139	585,456

Long-term debt (note 7)	1,817,221	1,592,321
Subordinated loan from parent company (note 6)	2,560,000	1,260,000
Derivative financial instruments	214,351	232,469
Future income taxes	357,621	281,588
Other liabilities	53,066	37,506
	5,693,398	3,989,340
Shareholder’s equity:
Capital stock (note 8)	1	1
Contributed surplus (note 10)	7,155	7,155
Retained earnings	804,332	716,945
Accumulated other comprehensive income (loss) (note 9)	15,732	(22,832)
	827,220	701,269
	$6,520,618	$4,690,609

Subsequent events (note 12)

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements

For the three-month and nine-month periods ended September 30, 2010

(tabular amounts are in thousands of Canadian dollars)

(unaudited)

Videotron Ltd. (the “Company”) is a wholly-owned subsidiary of Quebecor Media Inc. (the parent company) and is a subsidiary of Quebecor Inc. (the ultimate parent company). The Company offers television distribution, Internet, business solutions, cable and mobile telephony services in Canada and operates in the rental of movies or televisual products through its Video-On-Demand service or its distribution and rental stores.

1.	Basis of presentation:

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The same accounting policies have been used as described in the Company’s latest annual consolidated financial statements. However, these interim consolidated financial statements do not include all disclosures required under Canadian GAAP for annual consolidated financial statements and accordingly should be read in conjunction with the latest annual consolidated financial statements and the notes thereto. In the opinion of management, these interim consolidated financial statements contain all the adjustments considered necessary.

2.	Financial expenses:

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009

Third parties:
Interest on long-term debt	$38,823	$32,846	$114,330	$95,376
Amortization of financing costs and long-term debt premium or discount	900	687	2,655	1,470
(Gain) loss on foreign currency translation of short-term monetary items	(751)	(606)	4,851	(8,908)
Other	(505)	(87)	(944)	(240)
	38,467	32,840	120,892	87,698
Affiliated parties (note 6):
Interest expense	38,957	59,421	104,574	175,829
Dividend income	(40,255)	(61,396)	(108,048)	(181,678)
	(1,298)	(1,975)	(3,474)	(5,849)
Interest capitalized to the cost of:
Fixed assets	(4,003)	(914)	(8,906)	(2,385)
Intangible assets	(7,140)	(8,699)	(24,202)	(24,937)
	(11,143)	(9,613)	(33,108)	(27,322)
	$26,026	$21,252	$84,310	$54,527

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, Continued

For the three-month and nine-month periods ended September 30, 2010

(tabular amounts are in thousands of Canadian dollars)

(unaudited)

3.	Gain on valuation and translation of financial instruments:

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Gain on embedded derivatives	$(55,919)	$(18,529)	$(55,225)	$(28,252)
(Gain) loss on ineffective portion of fair value hedges	(693)	(2,385)	1,489	(13,735)
	$(56,612)	$(20,914)	$(53,736)	$(41,987)

4.	Restructuring expenses and other items

During the third quarter of 2010, the Company launched its new advanced mobile network. As a result, the Company recorded a charge of $10.0 million, payable in March 2011, for the termination of its Mobile Virtual Network Operator (“MVNO”) agreement and a charge of $4.9 million for the migration of its existing MVNO subscribers to its new network. The Company expects to incur additional migration costs as long as the conversion process is not completed.

During the second quarter of 2010, other items included a net gain of $2.9 million primarily related to the sale of assets (a net loss of $0.08 million and a net gain of $1.7 million were recorded for the respective three-month and nine-month periods in 2009).

5.	Pension plans and postretirement benefits:

The Company maintains defined benefit plans and contribution benefit plans for its employees. The total costs were as follows:

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Defined benefit plans	$1,561	$694	$4,765	$2,229
Defined contribution plans	1,897	1,612	5,367	4,426
	$3,458	$2,306	$10,132	$6,655

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, Continued

For the three-month and nine-month periods ended September 30, 2010

(tabular amounts are in thousands of Canadian dollars)

(unaudited)

6.	Subordinated loan from parent company:

	September 30, 2010	December 31, 2009
Subordinated loan – Quebecor Media Inc.	$2,560,000	$1,260,000

On January 9, 2009, CF Cable TV Inc., a wholly-owned subsidiary of the Company, increased the subordinated loan by $190.0 million from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 9, 2024. On the same day, CF Cable TV Inc. invested the total proceeds of $190.0 million into 190,000 preferred shares, Series B, of 9101-0835 Québec Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

On September 15, 2010, the Company contracted a subordinated loan of $1.3 billion from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on September 15, 2025. On the same day, the Company invested the total proceeds of $1.3 billion into 1,300,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

The above transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, Continued

For the three-month and nine-month periods ended September 30, 2010

(tabular amounts are in thousands of Canadian dollars)

(unaudited)

7.	Long-term debt:

On January 13, 2010, the Company issued $300.0 million in aggregate principal amount of Senior Notes for net proceeds of $293.9 million, net of financing fees of $6.1 million. The Senior Notes bear interest at 7.125% payable every six months on June 15 and December 15, and will mature on January 15, 2020. These notes contain certain restrictions on the Company, including limitations on its ability to incur additional indebtedness, pay dividends or make other distributions, and are unsecured. These Senior Notes are guaranteed by specific subsidiaries of the Company. These notes are redeemable at the option of the Company, in whole or in part, at any time prior to January 15, 2015, based on a make-whole formula and at a decreasing premium from thereon.

Components of the long-term debt are as follows:

	September 30, 2010	December 31, 2009
Senior Notes	$1,879,668	$1,613,848
Change in fair value related to hedged interest rate risk	38,204	20,589
Adjustments related to embedded derivatives	(73,337)	(18,112)
Financing fees, net of amortization	(27,314)	(24,004)
	$1,817,221	$1,592,321

8.	Capital stock:

(a) Authorized capital stock

An unlimited number of common shares, without par value, voting and participating.

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, Continued

For the three-month and nine-month periods ended September 30, 2010

(tabular amounts are in thousands of Canadian dollars)

(unaudited)

8.	Capital stock (continued):

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2009 and September 30, 2010	2,515,277	$1

(c)	Stock-based compensation

The following table provides details of changes to outstanding options under the stock-based compensation plan established by the parent company for the six-month period ended September 30, 2010:

		Outstanding options
	Number	Weighted average exercise price
As of December 31, 2009:	1,276,235	$ 39.81
Granted	44,000	46.48
Exercised	(111,328)	35.00
Cancelled	(40,361)	44.32
Transferred[1]	37,121	40.33
As of September 30, 2010	1,205,667	$ 40.36
Vested options as of September 30, 2010	187,661	$ 42.21

[1]	Represents amounts for employees transferred from related companies. The Company’s accounting for the compensation expense of these stock options commenced from the date of the employees’ transfer.

During the three-month and nine-month periods ended September 30, 2010, net consolidated compensation charges were recorded in the amount of $2.0 million and $4.0 million, respectively ($1.3 million and $1.1 million in 2009).

During the three-month period ended September 30, 2010, 84,603 stock options were exercised for a cash consideration of $1.0 million (no stock options were exercised in 2009). During the nine-month period ended September 30, 2010, 111,328 stock options were exercised for a cash consideration of $1.6 million (3,058 stock options were exercised for $0.03 million in 2009).

9.	Accumulated other comprehensive income (loss):

Amounts accounted for in the accumulated other comprehensive income (loss) relate solely to cash flow hedges. No significant amount is expected to be reclassified to income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 7 1/2-year period.

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, Continued

For the three-month and nine-month periods ended September 30, 2010

(tabular amounts are in thousands of Canadian dollars)

(unaudited)

10.	Conversion of contributed surplus:

During the second quarter of 2009, the parent company authorized the Company to convert $496.0 million of contributed surplus to retained earnings.

11.	Significant differences between GAAP in Canada and the United States:

The Company’s interim consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States (“U.S. GAAP”). The following tables set forth the impact of material differences between Canadian and U.S. GAAP on the Company’s consolidated financial statements of income, comprehensive income and balance sheets:

(a)	Consolidated statements of income

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009

Net income as per Canadian GAAP	$157,690	$148,476	$422,387	$440,778

Non-controlling interest as per Canadian GAAP (vii)	32	(13)	96	156

Adjustments:
Push-down basis of accounting (i)	(2,232)	(2,152)	(6,697)	(9,288)
Change in the fair value and ineffective portion of derivative financial instruments (iii)	(31,368)	(5,925)	(21,740)	(13,079)
Share-based compensation (iv)	800	(2,200)	1,000	(6,400)
Rental costs (v)	(2,511)	–	(7,009)	–
Income taxes (vi)	12,706	7,276	8,888	(5,812)
Other	–	–	–	(15)
	(22,605)	(3,001)	(25,558)	(34,594)
Net income as adjusted per U.S. GAAP	$135,117	$145,462	$396,925	$406,340

Attributable to (vii):
Equity shareholder	$135,085	$145,475	$396,829	$406,184
Non-controlling interest	32	(13)	96	156

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, Continued

For the three-month and nine-month periods ended September 30, 2010

(tabular amounts are in thousands of Canadian dollars)

(unaudited)

11.	Significant differences between GAAP in Canada and the United States (continued):

(b)	Consolidated statements of comprehensive income

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009

Comprehensive income as per Canadian GAAP	$147,726	$158,330	$460,951	$450,355

Non-controlling interest as per Canadian GAAP (vii)	32	(13)	96	156

Adjustments to net income as per previous table	(22,605)	(3,001)	(25,558)	(34,594)

Adjustments to other comprehensive income:
Derivative financial instruments (iii)	(6,576)	(11,048)	(15,053)	(12,710)
Income taxes (vi)	379	(1,024)	2,399	1,773
	(6,197)	(12,072)	(12,654)	(10,937)
Comprehensive income as per U.S. GAAP	$118,956	$143,244	$422,835	$404,980

Attributable to (vii):
Equity shareholder	$118,924	$143,257	$422,739	$404,824
Non-controlling interest	32	(13)	96	156

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, Continued

For the three-month and nine-month periods ended September 30, 2010

(tabular amounts are in thousands of Canadian dollars)

(unaudited)

11.	Significant differences between GAAP in Canada and the United States (continued):

(c)	Consolidated balance sheets

	September 30, 2010		December 31, 2009
	Canada	United States	Canada	United States
Fixed assets	$2,089,059	$2,144,718	$1,775,089	$1,847,311
Goodwill	432,374	2,570,842	432,374	2,570,842
Future income tax assets	7,529	8,605	13,164	14,509
Other assets	61,094	25,606	44,835	14,349
Accounts payable and accrued charges	(411,634)	(412,146)	(381,049)	(390,752)
Long-term debt	(1,817,221)	(1,876,359)	(1,592,321)	(1,614,666)
Future income tax liabilities	(357,621)	(353,488)	(281,588)	(282,677)
Other liabilities	(53,066)	(25,521)	(37,506)	(15,963)
Contributed surplus	(7,155)	(5,121,062)	(7,155)	(5,121,062)
(Retained earnings) deficit	(804,332)	2,163,274	(716,945)	2,225,103
Accumulated other comprehensive (income) loss	(15,732)	(1,174)	22,832	24,736

Accumulated other comprehensive income (loss) as of September 30, 2010 and December 31, 2009 is as follows:

	September 30, 2010	December 31, 2009
Accumulated other comprehensive income (loss) as per Canadian GAAP	$15,732	$(22,832)
Adjustments:
Pension and postretirement benefits (ii)	(3,863)	(3,863)
Derivative financial instruments (iii)	(13,106)	1,947
Income taxes (vi)	2,411	12
	(14,558)	(1,904)
Accumulated other comprehensive income (loss) as per U.S. GAAP	$1,174	$(24,736)

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, Continued

For the three-month and nine-month periods ended September 30, 2010

(tabular amounts are in thousands of Canadian dollars)

(unaudited)

11.	Significant differences between GAAP in Canada and the United States (continued):

(i)	Push-down basis of accounting:

The basis of accounting used in the preparation of this reconciliation of Canadian GAAP to U.S. GAAP reflects the push-down resulting from the acquisition of the Company and its subsidiaries on October 23, 2000 by Quebecor Media Inc. Under Canadian GAAP, each entity has retained the historical carrying value basis of its assets and liabilities. The excess of the purchase price over the value assigned to the net assets of the Company at the date of acquisition has been allocated to goodwill and has been amortized, up to December 31, 2001, on the straight-line basis over 40 years.

As of September 30, 2010, the push-down resulted in an increase in fixed assets of $64.5 million, an increase in goodwill of $2,138.4 million, an increase in future income tax liability of $17.6 million, an increase in contributed surplus of $4,577.0 million and an increase in the deficit of $2,391.7 million

(ii)	Pension and postretirement benefits:

Under U.S. GAAP, Codification Topic 715, Compensation – Retirement Benefits, requires the recognition of the over- or under-funded positions of defined benefit pension and other postretirement plans on the balance sheet; along with a corresponding non-cash adjustment to be recorded in accumulated other comprehensive income (loss).

Under Canadian GAAP, a company is not required to recognize the over- or under-funded positions or to recognize an additional minimum liability. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan assets. U.S. GAAP does not provide for a valuation allowance against pension assets.

(iii)	Derivative financial instruments and hedging accounting:

Since January 1, 2007, standards for hedge accounting under Canadian GAAP are similar to those under U.S. GAAP, as established Codification Topic 815, Derivatives and Hedging.

However, under Canadian GAAP, certain embedded derivatives, such as early settlement options included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and, therefore must be recorded at their fair value with changes in income. Under U.S. GAAP, these embedded derivatives are considered closely related to their host contract and do not have to be recorded separately at their fair values. Accordingly, the measurement of ineffective hedging relationships recorded in income under U.S. GAAP differs from the measurement under Canadian GAAP.

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, Continued

For the three-month and nine-month periods ended September 30, 2010

(tabular amounts are in thousands of Canadian dollars)

(unaudited)

11.	Significant differences between GAAP in Canada and the United States (continued):

(iv)	Stock-based compensation:

Under U.S. GAAP, in accordance with Codification Topic 718, Compensation – Stock Compensation, the liability related to stock-based awards that calls for settlement in cash or other assets must be measured at its fair value based on the fair value of stock option awards and is re-measured at the end of each reporting period. Under Canadian GAAP, the liability is measured and re-measured based on the intrinsic values of the stock option awards instead of the fair values.

(v)	Rental costs:

Under U.S. GAAP, Codification Topic 840, Leases, requires that rental costs relating to an operating lease be expensed as they are incurred during the construction period of an asset. Under Canadian GAAP, such rent expenses can be capitalized to the cost of an item of fixed asset being constructed until this item is substantially completed and ready for productive use.

(vi)	Income taxes:

The Company and a subsidiary have entered into tax consolidation transactions with a parent company through which tax losses were transferred between the parties. Under Canadian GAAP, these transactions resulted in the recognition of deferred credits. Under U.S. GAAP, since these transactions relate to asset transfers between related parties, the difference between the carrying value of the tax benefits transferred and the cash consideration received or paid is recognized in contributed surplus.

Under Canadian GAAP, income taxes are measured using substantively enacted tax rates, while under U.S. GAAP measurement is based on enacted tax rates.

Furthermore, under U.S. GAAP, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of Codification Topic 740, Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Codification Topic 740 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under Canadian GAAP, there is no such interpretation and, therefore, the reserve related to income tax contingencies is not based on the same level of likelihood as that prescribed by FIN 48.

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, Continued

For the three-month and nine-month periods ended September 30, 2010

(tabular amounts are in thousands of Canadian dollars)

(unaudited)

11.	Significant differences between GAAP in Canada and the United States (continued):

(vii)	Business combinations and non-controlling interest:

The new provisions of Codification topic 805, Business Combinations, adopted in 2009, apply prospectively to business combinations for which the acquisition date is on or after December 31, 2008. Codification 805 establishes guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at their proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. The adoption of this Section has not yet created a difference between Canadian and U.S. GAAP.

The rules under Codification Topic 810, Consolidation, also adopted in 2009, establish guidance on accounting for non-controlling interests and for transactions with non-controlling interest. Codification Topic 810 requires that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions.

(viii)	Conversion of contributed surplus:

During the second quarter of 2009, the Company eliminated its deficit by converting $496.0 million of contributed surplus. Under Canadian GAAP, this transaction was permitted by obtaining the proper authorization from the parent company. Under U.S. GAAP, the Company did not meet the requirements set forth by the SEC’s “Quasi-Reorganization” SAB 5-S; hence, the transaction was not allowed under U.S. GAAP.

12.	Subsequent events:

Dividends:

On October 15 and November 10, 2010, the Company paid dividends to its parent company for total cash distributions of $57.0 million.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Marie-Josée Marsan
By:	Marie-Josée Marsan Vice President Finance, IT and Chief Financial Officer

Date: November 12, 2010